UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MKDWELL Tech Inc. 2026 Equity Incentive Plan

On March 26, 2026, the Board of Directors of MKDWELL Tech Inc. approved and adopted the MKDWELL Tech Inc. 2026 Equity Incentive Plan (the “2026 Equity Incentive Plan”), which became effective on the same date. Attached as Exhibit 99.1 to this Form 6-K is the 2026 Equity Incentive Plan.

Exhibits.

Exhibit No.	Description
99.1	MKDWELL Tech Inc. 2026 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

Date: March 30, 2026	By:	/s/ Ming-Chia Huang
	Name:	Ming-Chia Huang
	Title:	Chief Executive Officer and Director